July 13, 2012

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Horace Mann Life Insurance Company

Horace Mann Life Insurance Company Qualified Group Annuity Separate Account

File Nos. 333-138322/811-21974

Commissioners:

On behalf of Horace Mann Life Insurance Company (the “Company”) and Horace Mann Life Insurance Company Qualified Group Annuity Separate Account (the “Separate Account”), we have transmitted via EDGAR for filing Post-Effective Amendment No. 11 (the “Amendment”) to the Separate Account’s registration statement on Form N-4 for certain flexible premium group variable annuity contracts.

The Amendment is being filed pursuant to paragraph (b) of Rule 485 under the Securities Act of 1933 primarily for the purposes of making changes in response to comments from SEC Staff, making changes to reflect the correct share class of the underlying funds available under the contracts, and removing an underlying fund that has been closed to new investors (the Vanguard High-Yield Corporate Index).

As counsel who reviewed the Amendment, we represent that the Amendment does not contain disclosures that would render it ineligible to become effective pursuant to paragraph (b).

If you have any questions or comments about the Amendment, please call me at 217-788-5706 or Maureen Bolinger at 217-788-5720.

Sincerely,

/s/ Elizabeth Arthur

Elizabeth E. Arthur

Assistant General Counsel, Horace Mann Life Insurance Company

Attachment

cc: Maureen Bolinger

The Horace Mann Companies • 1 Horace Mann Plaza • Springfield, Illinois 62715-0001

217-789-2500 • www.horacemann.com